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London EC2M 3XF
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Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
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LATHAM & WATKINS

FIRM / AFFILIATE OFFICES

Boston New Jersey
Brussels New York
Chicago Northern Virginia
Frankfurt Orange County
Hamburg Paris
H [redacted]
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Washington, D.C.

1 September 2003

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

File No. 82-4511

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press release: Interpump Group Second Quarter 2003 Results
- Press release: Interpump new Shareholders are arriving

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Dott. Banci
Interpump Group S.p.A.

9/8

PRESS RELEASE

Interpump Group: second quarter 2003 results
Net revenues: down 3% to €136.8 million

Net revenues first half 2003: up 3% to €277.8 million

Sharp growth in the cleaning sector
(up 9.1% in the second quarter, up 16.9% in the entire first half)

Mr. Giovanni Cavallini, Vice Chairman and Executive Director of Interpump Group stated, *"The second quarter 2003 reflected the difficult international economic situation. Against this backdrop, Interpump Group worked to consolidate and strengthen its competitive position. Despite the difficult operating conditions, turnover would have increased as compared to the same period in 2002 factoring out for the dollar effect. In any case, the cleaning sector grew 9.1% in the second quarter and 16.9% in the entire first half. In the first half 2003, consolidated turnover increased 3%. The euro's strengthening against the dollar, the contraction in the industrial sector and hydraulic sector markets, and the rising tax burden all had an impact on profitability."*

Sant'Ilario d'Enza, 12 August 2003 – The Interpump Group Board of Directors met today to approve the second quarter 2003 report.

The macroeconomic situation in the second quarter 2003 was even more difficult than in the previous quarter, especially in the major western economies which provide the Company's main markets. In addition, turnover and the operating results were adversely affected by the weaker dollar against the euro.

Net revenues amounted to €136.8 million, a 3% decrease from €141 million in the second quarter 2002. In constant dollars and net of the price increases introduced as a result of the exchange rate swings, net revenues would have increased 1.1%.

As for the operating divisions, the **Cleaning sector grew 9.1%**. In the US the hydraulic sector contracted 8% in dollar terms and 6.6% on the other markets. Altogether, the hydraulic sector contracted 14.8%, in part due to the euro's appreciation against the dollar. The industrial sector decreased 17.9%, attributable to both the 15.3% contraction in high-pressure pump sales, also reflecting the dollar effect, and the 23.7% decline in electrical motor sales.

Gross industrial margin (**EBITDA) amounted to €21.1 million**, down from €25.6 million in the second quarter 2002. Net of the dollar effect, the turnover/EBITDA ratio was 15.7%, down from 18.2% previously; the decrease is attributable to the decline in high-pressure pump and electrical motor sales in the industrial sector, of power take-offs in the hydraulic sector, and the shift in the turnover mix towards the consumer segment of the cleaning sector, featuring lower margins.

In parallel, operating profit (**EBIT) amounted to €17 million**, down from €21.7 million in the second quarter 2003; it would have been €18.1 million net of the dollar effect.
Net profit was €3.3 million, down from €8.3 million in the second quarter 2002, including a negative €0.6 million dollar effect. **Factoring out for this effect, net profit would have reached €4 million**. Net profit for the quarter was also dampened by a **12.9 percentage point increase in the effective tax rate**.

INTERPUMP GROUP S.p.A. - Via E. FERMI, 25 - 42040 S. ILARIO - REGGIO EMILIA (ITALY) - TEL.+39.0522.904311
*FAX. +39.0522.904444 - E-mail **info@interpumpgroup.it***
CAP. SOC. Euro 43.446.650I.V. - REG. IMPRESE R.E. N. 117217 - C.C.I.A.A. R.E.A. N. 204185 -
COD.FISCALE 11666900151 - PARTITA IVA IT 01682900350

First half 2003 results

Net revenues in the first half 2003 reached €277.8 million, a 3% increase from €269,6 million in the same period in the previous year. **At constant dollars, the increase would have been 7.9%.**

The Cleaning sector grew 16.9%, once again driven by sales in the consumer segment. Turnover in the hydraulic sector contracted 11.6%, mainly due to the decline in sales in the north American market (down 5.8% in local currency, while the translation into euro further reduced revenues); turnover in the other markets was down a slight 1.9%. The industrial sector contracted 12.8% due to both the 13.3% decrease in high-pressure pump sales and the 13.6% decrease in windings and electric motors sales.

Gross industrial margin (EBITDA) for the entire first half 2003 amounted to €43.2 million, down from €48.9 million in the first half 2002. At constant dollars, EBITDA would have been €47.6 million, a 2.8% decrease as compared to the year-before period.

Operating profit (EBIT) amounted to €35.2 million in the first half 2003. At constant dollars, EBIT would have been €39.4 million, a 5.2% decrease as compared to the year-earlier period when operating profit was €41.5 million.

Net profit amounted to €8.1 million in the first half 2003, down from €14.3 million in the year-before period, including a negative €2.6 million dollar effect. **Factoring out for the dollar effect, net profit would have reached €10.7 million**. Net profit in the first half was also adversely affected by an **8.2 percentage point increase in the effective tax rate**.

The net financial position shows indebtedness amounting to **€206.3 million**, a €30.9 million increase from €175.4 million as at year-end 2002. **Net of treasury stock, net financial indebtedness** would have amounted to **€173.1 million**, up from €145.4 million as at year-end 2002. Operating cash flow reached €22.6 million, down from €29.4 million in the first half 2002. The increase in indebtedness was mainly due to the acquisition of further minority stakes in already-controlled subsidiaries pursuant to previous contractual agreements, and the purchase of treasury stock.

Total consolidated shareholders' equity as at 30 June 2003 amounted to **€184.2 million**, down slightly from €185.2 million a year previously.

Mr. Giovanni Cavallini, Vice Chairman and Executive Director of Interpump Group stated, *"The second quarter 2003 reflected the difficult international economic situation. Against this backdrop, Interpump Group worked to consolidate and strengthen its competitive position. Despite the difficult operating conditions, turnover would have increased as compared to the same period in 2002 factoring out for the dollar effect. In any case, the cleaning sector grew 9.1% in the second quarter and 16.9% in the entire first half. In the first half 2003, consolidated turnover increased 3%. The euro's strengthening against the dollar, the contraction in the industrial sector and hydraulic sector markets, and the rising tax burden all had an impact on profitability."*

For further information please contact: Daniele Comboni, Comboni Comunicazione +309.02.86457311 or +39.348-2660714

Reclassified quarterly consolidated income statements	*Second quarter 2003 €/000*	%	*Second quarter 2002 €/000*	%
Net revenues	**136,780**	**100.0**	**141,006**	**100.0**
Purchases, net of changes in inventories	(63,809)		(63,659)	
Gross industrial margin	**72,971**	**53.3**	**77,347**	**54.9**
Personnel expenses	(22,597)		(23,471)	
Other operating costs	(29,260)		(28,260)	
Gross operating profit	**21,114**	**15.4**	**25,616**	**18.2**
Operating depreciation and amortisation	(4,111)		(3,940)	
Operating profit	**17,003**	**12.4**	**21,676**	**15.4**
Amortisation of goodwill	(2,519)		(2,425)	
Amortisation of the consolidation difference allocated to buildings	(52)		(52)	
Financial income (charges), net	(1,994)		(1,908)	
Exchange rate differences	(1,851)		(290)	
Financial discounts granted to customers	(516)		(414)	
Adjustment of value of investments according to the equity method	(319)		225	
Extraordinary income (charges), net	(428)		643	
Profit for the period before taxes and minority interests	**9,324**	**6.8**	**17,455**	**12.4**
Income taxes	(5,331)		(7,735)	
Net profit before minority interests	**3,993**	**2.9**	**9,720**	**6.9**
Minority interests	(653)		(1,453)	
Consolidated net profit for the period	**3,340**	**2.4**	**8,267**	**5.9**

Reclassified consolidated income statements (six months)	*30/06/2003* €/000 *(six months)*	%	*30/06/2002* €/000 *(six months)*	%
Net revenues	**277,803**	**100.0**	**269,583**	**100.0**
Purchases, net of changes in inventories	(129,793)		(122,332)	
Gross industrial margin	**148,010**	**53.3**	**147,251**	**54.6**
Personnel expenses	(45,035)		(44,849)	
Other operating costs	(59,782)		(53,449)	
Gross operating profit	**43,193**	**15.5**	**48,953**	**18.2**
Operating depreciation and amortisation	(7,971)		(7,431)	
Operating profit	**35,222**	**12.7**	**41,522**	**15.4**
Amortisation of goodwill	(4,874)		(4,775)	
Amortisation of the consolidation difference allocated to buildings	(104)		(104)	
Financial income (charges), net	(4,048)		(4,151)	
Exchange rate differences	(2,748)		(324)	
Financial discounts granted to customers	(948)		(826)	
Adjustment of value of investments according to the equity method	(173)		282	
Extraordinary income (charges), net	(175)		418	
Profit for the period before taxes and minority interests	**22,152**	**8.0**	**32,042**	**11.9**
Income taxes	(12,071)		(14,849)	
Net profit before minority interests	**10,081**	**3.6**	**17,193**	**6.4**
Minority interests	(1,964)		(2,894)	
Consolidated net profit for the period	**8,117**	**2.9**	**14,299**	**5.3**

Reclassified consolidated balance sheets

	30/06/2003 €/000	%	31/03/2003 €/000	%	31/12/2002 €/000	%
Trade receivables	110,087		110,432		92,379	
Inventories	99,068		105,557		103,075	
Prepayments and accrued income within one year	3,439		3,255		2,410	
Other receivables, net of deferred tax assets	27,464		14,291		11,769	
Trade payables	(96,067)		(102,786)		(92,741)	
Tax payables due within one year	(25,746)		(12,771)		(7,731)	
Other current liabilities, net of payables for the acquisition of equity investments	(16,550)		(14,348)		(12,810)	
Accrued expenses, net of interest charges	(626)		(488)		(781)	
Opening net operating working capital	**101,069**	**25.9**	**103,142**	**27.5**	**95,570**	**25.9**
Tangible fixed assets	105,925		105,189		104,504	
Goodwill	141,922		131,824		134,093	
Treasury stock	33,253		31,687		29,967	
Other financial fixed assets	10,730		10,343		10,233	
Other non current assets	20,683		20,180		22,046	
Provisions	(7,710)		(8,908)		(9,582)	
Staff severance indemnities	(15,064)		(15,120)		(14,918)	
Payables for the acquisition of equity investments	(258)		(258)		(258)	
Other non current liabilities	(1)		(3,097)		(2,885)	
Total net fixed assets	**289,480**	**74.1**	**271,840**	**72.5**	**273,200**	**74.1**
Total capital employed	**390,549**	**100.0**	**374,982**	**100.0**	**368,770**	**100.0**
Financed by:						
Share capital	43,447		43,200		43,078	
Retained earnings	117,279		126,928		106,563	
Profit for the period	8,117		4,777		21,085	
Total shareholders' equity for the Group	168,843		174,905		170,726	
Minority interests	15,384		23,704		22,636	
Total consolidated shareholders' equity	**184,227**	**47.2**	**198,609**	**53.0**	**193,362**	**52.4**
Cash on hand	(46,304)		(47,887)		(42,958)	
Payables to banks within one year	29,134		32,580		22,464	
Current portion of medium/long term financing	86,565		75,259		81,820	
Accrued interests	1,190		1,314		893	
Total short term indebtedness	70,585		61,266		62,219	
Medium/long-term indebtedness	135,737		115,107		113,189	
Total net indebtedness	**206,322**	**52.8**	**176,373**	**47.0**	**175,408**	**47.6**
Total sources of financing	**390,549**	**100.0**	**374,982**	**100.0**	**368,770**	**100.0**

PRESS RELEASE

INTERPUMP: New Shareholders are arriving

A shareholders and voting agreement underwritten with the top management

Today, Destriz Gestao e services, Societade unipessoal LDA, owned by BC Partners Private Equity Funds, has sold 9.300.000 Interpump shares, corresponding to the 11,1% of the share capital, to a group of investors composed by B-Group SpA (a holding company controlled by Isabella Seragnoli and the Vacchi family), Rover International, a company owned by the Ferrero family, Finross, a company owned by the Rossetti family and Tamburi Invement Partners SpA. Sergio Erede, chairman of Interpump and Fulvio Montipo, managing director of Interpump, have been also part of the investment.

The deal has been concluded at 3,5 euro per share.

B-Group, the Ferrero family and Tamburi Investment Partners have acquired stakes that represent – each – a 3% stake of the share capital of the company; the other investors have acquired stakes of a lower percentage.

With this deal the funds managed by BC Partners complete the divestment from Interpump.

In conjunction with this transaction a new shareholders agreement has been underwritten among the new shareholders, Mr. Fulvio Montipo with 1.628.500 shares, Mr. Giovanni Cavallini – deputy chairman and managing director of Interpump - with 800.000 shares and Mr. Sergio Erede – chairman of Interpump – with 835.000 shares. The agreement includes then 12.403.500 shares which is around the 15% of the share capital of the company. The agreement, which will be published according the Italian regulation, shall expire on the approval of the 31.12.2004 balance sheet, foresees the undertaking not to transfer the shares to third parties, a voting agreement to appoint the board of directors and an agreement to consult among the parties prior to shareholders meeting. The whole agreement will be directed by a management board composed by seven members, each one of the investors (or group) having a representative, and shall be chaired by Mr Giovanni Tamburi; Mr Edoardo Rossetti has been appointed as vice-chairman.

From the board of directors of Interpump Mr Francesco Loredan and Mr Paolo Pomè have resigned from their position as non executive directors and Mr Pierleone Ottolenghi has resigned from its position of independent director. It will be proposed their substitution with Giancarlo De Martis (Chairman of Acma-GD and deputy chairman of Confindustria Emilia Romagna) and Giuseppe Ferrero as non executive directors and Roberto Tunioli (Managing Director of Datalogic SpA) as independent director.

This deal – conceived and arranged by Tamburi & Associati – has been realized in order to foster Interpump growth and value creation. In the last six years Interpump has more than doubled sales and EBITDA, tripled the net profit and reinforced its worldwide market position.

The shareholders agreement foresees that the future management of the group will continue along the lines already experimented in the past, with specific reference to the growth policy (both internal and external), to the dividend policy and more in general to the value creation criteria for all of the shareholders. The new shareholders, all of them entrepreneurs, will actively cooperate – contributing with their respective competences – with the goal to provide further experiences.

TAMBURI INVESMENT PARTNERS SpA

Incorporated as Web Equity SpA at the beginning of 2000, the company has – among its shareholders – about fifty of the best known families of the Italian medium-size entrepreneurs. Tamburi Investment Partners is a holding company specialised in acquiring minority stakes of mid-size companies, both listed and non listed., with high growth expectations. At present Tamburi Investment Partners has 14 investments, 4 of them listed at the Nuovo Mercato. Tamburi Investment Partners has 37 mn Euro of financial resources still available and an increase of capital up to 30 mn Euro is under way.

Milan, 23.7.2003